FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada

July 16, 2007

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:      H. Christopher Owings
                        Assistant Director

Dear Sirs:

Re:	Freshwater Technologies, Inc.
Registration Statement on Form SB-2
Filed February 12, 2007
File No. 333-140595

Thank you for your letter of March 13, 2007 with respect to Form SB-2 filed by Freshwater Technologies, Inc. (the “Company”) on February 12, 2007.

General

1.           We have revised our document to include page numbers that coincide with the table of contents.

Facing Page

2.           We have revised the last sentence to refer to the delivery of the prospectus, not the "properties".

Prospectus Summary

3.           We have revised the second paragraph under Description of Business to describe and explain our reference to the "genetic" components contained in water borne contaminates and have changed “generic” to “genetic.

4.           We have generally reviewed our document for accuracy and consistency.

Risk Factors

Risks Related to our Business

"Our industry is very competitive and we may not be able to achieve long term success."

5.           We have eliminated references to beverage manufacturing and provided more detail on the highly competitive nature of our industry.

Description of Business

6.           We have revised the filing here and throughout to consistently reflect the development stage of our business and to remove any implication that our activities are otherwise. We have revised the filing to emphasis our current status and activities as a development stage enterprise.

7.           We have reviewed and revised this section to ensure that we have identified the sources for the industry and scientific data that we provide. We have revised the text to indicate whether the source of the information is based upon management's belief, industry data, scientific reports or any other source. If the information is based upon reports, articles, or studies we provide these documents appropriately marked and dated. If the reports were especially prepared for us and are not publicly available we have filed a consent from the source.

8.           We have revised this section and the rest of the prospectus to provide support for the qualitative and comparative statements. We have marked our support and provided page references in our response to the sections we rely upon for each specific statement. We state whether the sources we cite are publicly available and if they were prepared especially for us and are not publicly available, we have filed a consent from the source. To the extent that we were unable to provide documentable support, we have deleted qualitative and comparative statements.

Summary of Current Business

9.           We have revised this section to describe, in reasonable detail, our current activities, how they are carried out and by whom. We disclose who conducts training, retains distributors, orders products from our suppliers, etc. We discuss specifically the material aspects of our operations so that investors can clearly understand what we do and how we do it.

10.          We have revised this section to describe our customer base and any major customers, how we have generated revenues to date and whether our customers are household or commercially based accounts.

11.           We have revised this section to discuss the cost structure of our systems and explain how this comports with the relative cost of living in Peru, Panama and other Central and South American countries.

12.          We have revised this section to discuss any limitations or disadvantages of our products.

13.           We have revised this section to discuss how we will develop a distribution network, our goals in this regard, our timeframe, costs and potential sources of funding.

14.           We have eliminated the statement that we currently market our products to wholesalers, sub-distributors and retailers for re-sale in North America, South America and the Caribbean markets and have stated where we have systems in place and how many of these are currently functioning.

Sales and Marketing

15.           We have revised this section to explain how and when we anticipate marketing our products to the customers we describe, how much this will cost and how we propose to fund these activities.

Training and Technical Information

16.           We have revised this section to describe, in greater detail, the services and training we provide, such as who provided these services and training, to whom they were provided and at what cost.

Technology

17.           We have revised this section to explain the NSF/EPA drinking water standards and have provided support for our statement.

18.           We have revised this section to correct the error in "piezoeltricity". We have also clarified the definition of "frictional electricity".

Plan of Operation

Results of Operations for the Period from January 21, 2005 (date of inception)…

19.           We have revised this section to describe the substantive reasons underlying the effects of trends, events, demands, commitments and uncertainties on our operations rather than merely duplicating the numerical data contained in the financial statements, reciting changes in amounts from year to year that are readily computable from the statements or providing information that is readily available from the financial statements. For example, we discuss the underlying reasons for the changes to our consulting, general and administrative and marketing and sales costs from one period to the next. Where we identify intermediate causes of changes in our operating results, we also describe the reasons underlying the intermediate causes. Where we describe two or more business reasons that contributed to a material change in a financial statement line item between periods, we quantify where possible the extent to which each change contributed to the overall change in that line item.

Liquidity and Capital Resources

20.           Considering that we have a nominal cash balance, have recognized a nominal amount of revenue since inception, and have projected that we may require an additional $1.0 – 1.4 million to fund our operating expenditures over the next twelve months, we have revised this section to affirmatively state that our cash on hand and short-term revenues will not be sufficient to satisfy our cash requirements for the next twelve-month period.

21.           Considering that our current operations cannot support our projected budgetary requirements, we have revised this section to disclose the anticipated priority of our potential financing sources. For example, we indicate whether we intend to seek additional loans from our directors prior to pursuing a private placement and, if so, we disclose the maximum amount available under our director credit facilities.

Future Operations

22.           Considering that we will be forced to scale down or even cease our operations if we are unable to obtain additional financing, we have revised this section to describe fundraising efforts as one of our primary objectives for the next twelve month period.

Other Expenses

23.           We have revised this section to disclose that in order to achieve the events and milestones we need to achieve in the next twelve months in order to become a going concern, we indicate that these milestones cannot be achieved without first obtaining adequate financing.

Certain Relationships and Related Transactions

24.           We have revised this section to state whether the terms of our related transactions are comparable to terms of transactions with unaffiliated third parties.

Executive Compensation

25.           We have updated the disclosure in the filing to reflect the implementation of the new disclosure requirements relating to executive and director compensation and related person disclosure, with reference to Securities Act Release 8732A located on the SEC website.

Financial Statements

26.           We have updated our filing to include audited financial statements for the year-ended December 31, 2006, in accordance with Item 310(g)(2) of Regulation S-B.

Statements of Cash Flows, page F-3

27.           The amounts due to related parties related to both cash and non-cash components. The amounts that related to cash components have been reclassified to financing activities. The amounts that related to non-cash components are comprised of accruals for operating expenses, such as consulting fees. Therefore, these non-cash operating expense accruals remain classified as operating activities in a similar manner to other non-cash operating assets and liabilities.

Notes to the Financial Statements

Note 1. Development Stage Company

28.           We have revised this section to explain in further detail how we accounted for the reverse merger transaction between HMI Technologies Inc. ("HMI") and Freshwater Technologies ("Freshwater").

  We have revised the disclosure to confirm that HMI was a shell company and that we accounted for the transaction as a recapitalization outside the scope of SFAS 141. Accordingly, we have removed all references to the purchase method of accounting.
  Balance sheet adjustments recorded on acquisition date:
	HMI	Freshwater	Acquisition	Consolidated
		(Pre-	Adjustments	Trial Balance
	(Pre-Merger)	Merger)
	$	$	$	$
Current Assets
Cash	–	454	–	454
Taxes recoverable	–	1,112	–	1,112
Inventory	–	72,372	–	72,372
Total Assets	–	73,938	–	73,938
Current Liabilities
Accounts payable and accrued	45,301	15,860	–	61,161
liabilities
Due to related parties	–	369,719	–	369,719
Deferred revenue	–	7,037	–	7,037
Total Liabilities	45,301	392,616	–	437,917
Stockholders’ Deficit
Common stock	20,800	–	80,000	100,800
Additional paid-in capital	(8,407)	16,659	(92,393)	(84,141)
Deficit accumulated during the	(57,694)	(335,337)	12,393	(380,638)
development stage
Total Stockholders’ Deficit	(45,301)	(318,678)	–	(363,979)
Total Liabilities and Stockholders’ Deficit	–	73,938	–	73,938

               The historical earnings per share calculation has been restated to give effect to the transaction. The common shares issued for the transaction has been included in the weighted average number of shares outstanding as if the shares were issued at the beginning of the earliest period presented.

              We confirm that all costs of the transaction in excess of the cash received have been charged to expense.

Note 2. Summary of Significant Accounting Policies - Revenue Recognition

29.           Our sales agreements are silent as to when title passes. Our sales agreements do not contain right of inspection or acceptance provisions. We have agreed with our distributors that title passes when the goods are shipped rather than on receipt and acceptance by the distributor. Therefore, we recognize revenue when delivery has occurred and we deem that to be when the product is shipped from the manufacturer or the Company to our customers. For UV products the customer pays all costs from point of shipment . For ELCE products, the customer pays all costs from arrival point in the country to which the ELCE products are shipped. Distributors are our customers and are installing units on their behalf. The distributors install their equipment purchased from the Company at their own customer locations. We recognize revenue when title passes on shipment of our products to our distributors. We have clarified our revenue recognition policy in the financial statements submitted with the amended Form SB-2.

30.           The allowance for doubtful accounts figures as of September 30, 2006 and December 31, 2005 were incorrectly disclosed in the financial statements. The figures represent the unrecognized portion of revenues as they had not met the Company’s stated policy for revenue recognition purposes. Accordingly, the figures have been corrected in the financial statements submitted with the amended Form SB-2.

                 Legality Opinion, Exhibit 5.1

31.           We have requested that the legal opinion contain the appropriate date, as your comment explains.

                We look forward to any further comments you may have regarding this Form SB-2 or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 416.490.0254.

Yours truly,

/s/ Freshwater Technologies, Inc.

FRESHWATER TECHNOLOGIES, INC.

Encl.
cc: Clark Wilson, attn: K. Richardson